

**SILVERSTONE CORPORATION BERHAD** (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



06010109



22 December 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 21 December 2005, Re: Silverstone Corporation Berhad ("SCB") - Debt and corporate restructuring exercise of the SCB Group (1) Proposed variation to: 1.1 Redemption date of the zero-coupon redeemable secured RM denominated bonds; and 1.2 Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.



Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

## General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 21/12/2005 06:13:29 PM
Reference No SC-051221-82944

| | | |
|---|---|---|
| | Submitting Merchant Bank (if applicable) | : |
| | Submitting Secretarial Firm Name (if applicable) | : |
| * | Company name | : **SILVERSTONE CORPORATION BERHAD** |
| * | Stock name | : **SILSTON** |
| * | Stock code | : **5061** |
| * | Contact person | : **WONG PHOOI LIN** |
| * | Designation | : **SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**SILVERSTONE CORPORATION BERHAD ("SCB")**
**DEBT AND CORPORATE RESTRUCTURING EXERCISE OF SCB GROUP ("SCB SCHEME")**
**1. PROPOSED VARIATION TO:**
**1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND**
**1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS")**

* **Contents :-**

Reference is made to the announcement dated 5 December 2005 by SCB regarding the issuance by SCB and AMB Harta (L) Limited of notices of meetings dated 5 December 2005 to the holders of the Bonds ("Bondholders") and the holders of the SPV Debts ("SPV Debt Holders") to seek, *amongst others*, the approval of the relevant Bondholders and the relevant SPV Debt Holders to vary the redemption/repayment date for the Bonds/SPV Debts on 31 December 2005 ("Proposed Variation").

The Board of Directors of SCB wishes to announce that there was no quorum present at the meeting of Bondholders and the SPV Debt Holders to consider the Proposed Variation held earlier today, and that the meeting shall stand adjourned to 4 January 2006 at 3.00 pm at the same place as was appointed for the meeting.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary



21 DEC 2005